Exhibit (2)(a)(3)

CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF TRUST

OF

VERTICAL CAPITAL INCOME FUND

THIS Certificate of Amendment to Certificate of Trust of Vertical Capital Income Fund (the “Trust”) is being duly executed and filed by the undersigned, as trustee, to amend the Certificate of Trust of a statutory trust formed under the Delaware Statutory Trust Act (12 Del. C. § 3801 et seq.) (the “Act”).

1. Name. The name of the statutory trust is Vertical Capital Income Fund.

2. Amendment to Certificate. The Certificate of Trust of the Trust is hereby amended by changing the name of the Trust to Carlyle Credit Income Fund.

3. Effective Date. This Certificate of Amendment shall be effective upon filing.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment in accordance with Section 3811(a)(2) of the Act.

/s/ Lauren Basmadjian
Lauren Basmadjian, not in her individual capacity but solely as trustee